[Sybase Letterhead]
August 12, 2005
Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
Division of Corporation Finance
1000 F. Street NW
Room 4561
Washington, DC 20549

Re:	Sybase, Inc. Form S-3 Registration Statement, file number 333-124768, filed May 10, 2005 and Amendment No. 2 filed August 12, 2005
Form 10-K for the year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 1-16493
Dear Ms. Mills-Apenteng:
     Enclosed please find a response to the comments you provided telephonically on August 9, 10 and 11, 2005. One marked and two clean courtesy copies of the above-referenced Amendment No. 2 to Form S-3 Registration Statement have also been enclosed for your review. If you require any additional copies, please do not hesitate to contact me.
     Please note that Amendment No. 2, in addition to responding to the Staff’s comments, includes updated financial information from the Company’s second quarter of 2005 and incorporates by reference the Company’s recently filed Form 10-Q for the second quarter of 2005.
     Additionally, I have enclosed an acceleration request letter seeking acceleration of the effectiveness of the Registration Statement on August 15, 2005. Please note that a “Tandy Letter” was sent to your attention on July 29, 2005 in connection with the filing of Amendment No. 1 to the Registration Statement. If you have any questions, please feel free to call me at (925) 236-5305.
Sincerely,
/s/ Dan Cohen
Dan Cohen
Corporate Counsel

A summary of the oral comments of the Staff of the Securities and Exchange Commission (the “Staff”) are noted below in italics. The responses of Sybase, Inc. (the “Company”) are set forth below each of the Staff’s comments.
Plan of Distribution
1.	Prior Comment no. 4 stated in part “In this regard, please revise your Plan of Distribution disclosure to state that SG Americas Securities, LLC and KBC Financial Products USA are underwriters.” Your Plan of Distribution still states that securityholders that are registered broker-dealers may be “deemed to be” underwriters. Please state that these holders are underwriters.
In response to the Staff’s comment, the second and third paragraphs in the Plan of Distribution section have been revised to remove “deemed to be” references and to clearly state that registered broker-dealers are underwriters.
2.	Please confirm that the Exhibit 5.1 legal opinion reference to the Delaware General Corporation Law includes consideration of the statutory provisions and the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting these laws.
The Company has been advised by its outside counsel that the reference to the Delaware General Corporation Law in Exhibit 5.1 includes consideration by outside counsel of the statutory provisions and the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting these laws.